SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D
                             (Amendment No. 3)

                 Under the Securities Exchange Act of 1934

                     MARVEL ENTERTAINMENT GROUP, INC.
                             (Name of Issuer)

                  Common Stock, par value $.01 per share
                      (Title of Class and Securities)

                                573913 10 0
                   (CUSIP Number of Class of Securities)

                             Barry F. Schwartz
                     MacAndrews & Forbes Holdings Inc.
                            35 East 62nd Street
                            New York, NY 10021
                        Telephone:  (212) 572-8600
       _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                                 Copy to:

                               Alan C. Myers
                 Skadden, Arps, Slate, Meagher & Flom LLP
                             919 Third Avenue
                         New York, New York  10022
                              (212) 735-3000

                             December 27, 1996
                       (Date of Event which Requires
                         Filing of this Statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the
         subject of this Statement because of Rule 13d-1(b)(3) or
         (4), check the following:               ( )

        Check the following box if a fee is being paid with this
        Statement:                               ( )


               SCHEDULE 13D

   CUSIP No. 573913 10 0

   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Marvel Holdings Inc.

   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )

   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS
        OO

   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

   _________________________________________________________________
                                   (7)  SOLE VOTING POWER

         NUMBER OF
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                      50,932,167
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON
           WITH                  ___________________________________
                                  (10)  SHARED DISPOSITIVE POWER

                                       50,932,167
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        50,932,167
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      ( )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        50.0%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        CO
   _________________________________________________________________


   SCHEDULE 13D

   CUSIP No. 573913 10 0

   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Marvel (Parent) Holdings Inc.

   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )

   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS
        OO

   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

   _________________________________________________________________
                                   (7)  SOLE VOTING POWER

         NUMBER OF
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                      80,234,493
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON
           WITH                  ___________________________________
                                  (10)  SHARED DISPOSITIVE POWER

                                       80,234,493
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        80,234,493
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      ( )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        78.8%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        CO
   _________________________________________________________________


              SCHEDULE 13D

   CUSIP No.  573913 10 0

   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Andrews Group Incorporated
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )

   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS
        OO

   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

   _________________________________________________________________
                                   (7)  SOLE VOTING POWER

         NUMBER OF
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                        80,519,693
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON
           WITH                  ___________________________________
                                  (10)  SHARED DISPOSITIVE POWER

                                         80,519,693
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       80,519,693

   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      ( )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       79.1%
      ______________________________________________________________
   (14) TYPE OF REPORTING PERSON
        CO
   _________________________________________________________________


                SCHEDULE 13D

   CUSIP No.  573913 10 0

   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Mafco Holdings Inc.
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )

   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS
        OO

   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

   _________________________________________________________________
                                   (7)  SOLE VOTING POWER

         NUMBER OF
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                        82,628,392
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON
           WITH                  ___________________________________
                                  (10)  SHARED DISPOSITIVE POWER

                                         82,628,392
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       82,628,392

   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      ( )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       81.2%
      ______________________________________________________________
   (14) TYPE OF REPORTING PERSON
        CO
   _________________________________________________________________


               This statement amends and restates the Schedule 13D, dated May 18, 1993, relating to the common stock, par value $.01 per share, of Marvel Entertainment Group, Inc. ("Marvel"), as originally filed with the Securities and Exchange Commission by New Marvel Holdings Inc., MacAndrews & Forbes Holdings Inc. ("M&F"), and Mafco Holdings Inc. ("Mafco"), as amended by Amendment No. 1, dated October 12, 1993, filed with the Securities and Exchange Commission by Marvel Holdings Inc. ("Marvel Holdings"), Marvel (Parent) Holdings Inc. ("Marvel (Parent)"), Four Star Holdings Corp., Andrews Group Incorporated ("Andrews"), M&F and Mafco, and as amended by Amendment No. 2, dated November 15, 1996, filed with the Securities and Exchange Commission by Marvel Holdings, Marvel (Parent), Andrews and Mafco.

     ITEM 1.   SECURITY AND ISSUER

               This statement relates to the common stock, par value $.01 per share (the "Marvel Common Stock"), of Marvel. The principal executive offices of Marvel are located at 387 Park Avenue South, New York, New York 10016.

     ITEM 2.  IDENTITY AND BACKGROUND.

               Marvel Holdings is a subsidiary of Marvel (Parent), which is an indirect subsidiary of Andrews, which, in turn, is a subsidiary of Mafco. (Marvel Holdings, Marvel (Parent), Andrews and Mafco are collectively referred to herein as the "Reporting Persons"). Mafco is a diversified holding company.

          The business address of Mafco is 35 East 62nd Street, New York, New York 10021, the business address of Andrews is 3200 Windy Hill Road, Atlanta, Georgia 30339, and the business address of Marvel Holdings and of Marvel (Parent) is 5900 North Andrews Avenue, Ft. Lauderdale, Florida 33309.

               Schedule I attached hereto sets forth certain additional information with respect to each director and executive officer of the Reporting Persons.

               To the knowledge of the Reporting Persons, during the last five years neither the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule I has been
     (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

               Each of the Reporting Persons is a Delaware corporation. All of the individuals listed on Schedule I are citizens of the United States of America.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Items 3, 4, 5 and 6 summarize certain information, do not purport to be complete, and are qualified in their entirety by reference to the exhibits attached hereto.

               Andrews has entered into an agreement (the "Stock Purchase Agreement"), dated as of December 27, 1996, with Marvel, providing for an investment by Andrews in Marvel, in conjunction with a proposed plan (the "Plan") of reorganization of Marvel under Chapter 11 of the United States Bankruptcy Code. Under the terms of the Stock Purchase Agreement, Andrews will acquire from Marvel, in connection with the consummation of the Plan, a number of shares of newly issued Marvel Common Stock (or its equivalent), representing approximately 80.8% of the outstanding shares of Marvel Common Stock (or its equivalent) after giving effect to the issuance of such shares and after giving effect to all transactions entered into and all distributions made pursuant
     to the Plan.   The purchase price for the shares will be $365
     million in cash, or, at the option of Andrews, shares of Class A common stock, par value $.01 per share (the "Toy Biz Common Stock") of Toy Biz, Inc., a Delaware corporation ("Toy Biz"), or a combination of the foregoing. The shares of Toy Biz Common Stock, if any, payable under the Stock Purchase Agreement will be valued at the price actually paid by Andrews to acquire such shares of Toy Biz Common Stock. If Andrews uses shares of Toy Biz Common Stock which it acquires from the founders of Toy Biz as part of the purchase price for the shares, Marvel will also issue to Andrews a $40 million subordinated note which will have terms substantially similar to a note issued by Andrews to the founders of Toy Biz. The source of the funds will be cash available and shares of Toy Biz Common Stock owned by Andrews, and if and to the extent necessary, from borrowings.

     ITEM 4.   PURPOSE OF TRANSACTION

               Andrews is entering into the Stock Purchase Agreement in order to acquire from Marvel a number of shares of newly issued Marvel Common Stock (or its equivalent), representing 80.8% of the outstanding shares of Marvel Common Stock (or its equivalent) after giving effect to the issuance of such shares and after giving effect to all transactions entered into and all distributions made pursuant to the Plan. See Item 3. The Plan, which is appended as Exhibit A to the Stock Purchase Agreement, provides for a reorganization of Marvel and certain distributions to its creditors and stockholders, and contemplates certain other transactions, including a merger agreement (the "Merger Agreement") between Andrews and Toy Biz, pursuant to which a subsidiary of Andrews will merge with Toy Biz, with Toy Biz as the surviving corporation. If the Plan is confirmed, it is contemplated that Andrews would assign its rights and obligations under the Merger Agreement to Marvel and that Toy Biz would become a wholly owned subsidiary of Marvel

               Except as set forth in this Item 4, none of the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, any of the individuals named in Schedule I hereto, has any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

               (a)-(b) As of December 27, 1996, the number of shares outstanding of Marvel Common Stock was 101,809,657 shares, of which Marvel (Parent) may be deemed to own beneficially 80,234,493 shares or 78.8% of the total outstanding, Marvel Holdings owns 50,932,167 shares or 50.0% of the total outstanding, and Andrews may be deemed to own beneficially 80,519,693 shares or 79.1% of the total outstanding. Other affiliates of Mafco own 2,108,699 shares and therefore Mafco may be deemed to own beneficially 82,628,392 shares or 81.2% of the total outstanding Marvel Common Stock. Pursuant to the Stock Purchase Agreement, Andrews will acquire that number of shares of Marvel Common Stock (or its equivalent) that will represent 80.8% of the outstanding shares of Marvel Common Stock (or its equivalent) after giving effect to the acquisition and after giving effect to all transactions entered into and all distributions made pursuant to the Plan. The number of shares beneficially owned by each of Marvel Holdings, Marvel (Parent) and Andrews are contemplated to change as a result of the consummation of the Plan.

               Except as set forth above, the Reporting Persons do not beneficially own any Marvel Common Stock.

               (c)  Not applicable.

               (d)  Not applicable.

               (e)  Not applicable.

     ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               Approximately 48 million of the shares of Marvel Common Stock owned directly by Marvel Holdings are pledged to secure its indebtedness; of the shares of Marvel Common Stock owned directly by Marvel (Parent), approximately 20 million shares are pledged to secure its indebtedness and approximately 9.3 million shares are pledged to secure indebtedness of an affiliate. Marvel Holdings has pledged such shares pursuant to an indenture dated as of April 15, 1993 between Marvel Holdings and The Bank of New York ("The Bank of New York"), as successor Trustee. Marvel (Parent) has pledged such shares pursuant to an indenture dated as of February 15, 1994 between Marvel III Holdings Inc. and The Bank of New York, as successor Trustee, and to an indenture dated as of October 1, 1993 between Marvel (Parent) and The Bank of New York, as successor Trustee. See exhibits B, C and D hereto.

     ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

               The following documents are filed as Exhibits to this 13D:

     Exhibit A Stock Purchase Agreement, dated as of December 27,
               1996, by and between Andrews Group Incorporated and Marvel Entertainment Group, Inc., including the Proposed Plan of Reorganization appended as Exhibit A thereto and the form of Registration Rights Agreement between Andrews Group Incorporated and Marvel Entertainment Group, Inc. appended as Exhibit B thereto

     Exhibit B Indenture, dated as of April 15, 1993, between Marvel
               Holdings Inc. and The Bank of New York, as successor trustee, relating to Senior Secured Discount Notes Due 1998 and Series B Senior Secured Discount Notes Due 1998. (Incorporated herein by reference to Exhibit 4.3 of the Registration Statement on Form S-1 of Marvel Holdings Inc., File No. 33-62366)

     Exhibit C Indenture, dated as of February 15, 1994, between
               Marvel III Holdings Inc. and The Bank of New York, as successor trustee, relating to 9 1/8% Senior Secured Discount Notes due 1998. (Incorporated herein by reference to Exhibit 4.10 of the Registration Statement on Form S-1 of Marvel III Holdings Inc. and Marvel (Parent) Holdings Inc., File No. 33-77108)

     Exhibit D Indenture, dated as of October 1, 1993, between Marvel
               (Parent) Holdings and The Bank of New York, as successor trustee, relating to Senior Secured Discount Notes Due 1998. (Incorporated herein by reference to Exhibit 4.6 of the Annual Report on Form 10-K of Marvel (Parent) Holdings for the fiscal year ended December 31, 1993)

     Exhibit E Press Release by Andrews Group Incorporated and Toy
               Biz, Inc., dated December 27, 1996


                                SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated: December 30, 1996

                                   Marvel (Parent) Holdings Inc.
                                   Marvel Holdings Inc.
                                   Andrews Group Incorporated
                                   Mafco Holdings Inc.

                                   By:/s/ Barry F. Schwartz
                                      Name:  Barry F. Schwartz
                                      Title: Executive Vice
                                      President and General Counsel


                               SCHEDULE I

                    DIRECTORS AND EXECUTIVE OFFICERS OF
           Marvel Holdings Inc. and Marvel (Parent) Holdings Inc.

               Set forth below is each director and executive officer of Marvel Holdings Inc. and Marvel (Parent) Holdings Inc. Unless otherwise indicated each person identified below is principally employed by Mafco Holdings Inc. The principal occupation or employment of Mr. Bevins is his position as Chief Executive Officer of Andrews Group Incorporated. The principal address of Mafco Holdings Inc. and, unless otherwise indicated below, the current business address for each individual listed below is 35
     East 62nd Street, New York, New York  10021.   Each such person
     is a citizen of the United States.

     Name and Address         Present Principal Occupation or Employment

     Ronald O. Perelman       Director and Chairman of the Board

     Donald G. Drapkin        Director and Vice Chairman

     Irwin Engelman           Executive Vice President
                              and Chief Financial Officer

     William C. Bevins        Director, President and Chief
                              Executive Officer

     Barry F. Schwartz        Executive Vice President and
                              General Counsel


     SCHEDULE I     DIRECTORS AND EXECUTIVE OFFICERS OF
                         Andrews Group Incorporated

          Set forth below is each director and executive officer of Andrews Group Incorporated. Unless otherwise indicated each person identified below is principally employed by Mafco Holdings Inc. The principal occupation or employment of Mr. Shapiro is his position as General Counsel of Marvel Entertainment Group, Inc.; the principal occupation or employment of Mr. Bridges is his position as Executive Vice President and Chief Administrative Officer of New World Communications Group Incorporated; the principal occupation or employment of Mr. Page is his position as Executive Vice President and Chief Financial Officer of New World Communications Group Incorporated; the principal occupation or employment of Mr. Bevins is his position as Chief Executive Officer of Andrews Group Incorporated; the principal occupation or employment of Mr. Sassa is his position as Chairman and Chief Executive Officer of Marvel Entertainment Group, Inc; and the principal occupation or employment of Mr. Kerstetter is his position as Executive Vice President of Andrews Group Incorporated. The principal address of Andrews Group Incorporated is 3200 Windy Hill Road, Atlanta, Georgia 30339.
     The principal address of Mafco Holdings Inc. and, unless otherwise indicated below, the current business address for each individual listed below is 35 East 62nd Street, New York, New York 10021. Each individual listed below is a citizen of the United States.

     Name and Address         Present Principal Occupation or Employment

     Ronald O. Perelman       Director and Chairman of the Board

     William C. Bevins        Director and Chief Executive Officer

     Donald G. Drapkin        Director and Vice Chairman

     Howard Gittis            Director and Vice Chairman

     Bruce Slovin             Director and Vice Chairman

     Terry C. Bridges         Executive Vice President and Chief
     3200 Windy Hill Road     Administrative Officer
     Atlanta, Georgia 30339

     Joseph P. Page           Executive Vice President and
     1440 South Sepulveda     Chief Financial Officer
      Boulevard
     Los Angeles, CA 90025

     Richard E. Halperin      Executive Vice President and Special
                              Counsel to the Chairman

     William E. Kerstetter    Executive Vice President
     1440 South Sepulveda
      Boulevard
     Los Angeles, CA 90025

     Barry F. Schwartz        Executive Vice President and
                              General Counsel

     Paul E. Shapiro          Executive Vice President
     387 Park Avenue South


     New York, New York 10016

     Scott M. Sassa           President and Chief Operating Officer
     387 Park Avenue South
     New York, New York 10016


                                 SCHEDULE I
                    DIRECTORS AND EXECUTIVE OFFICERS OF
                            Mafco Holdings Inc.

               Set forth below is each director and executive officer of Mafco Holdings Inc. Unless otherwise indicated each person identified below is principally employed by Mafco Holdings Inc. The principal occupation or employment of Mr. Levin is his position as President and Chief Executive Officer of Revlon Consumer Products Corporation; and the principal occupation or employment of Mr. Bevins is his position as Chief Executive Officer of Andrews Group Incorporated. The principal address of Mafco Holdings Inc. and, unless otherwise indicated below, the current business address for each individual listed below is 35
     East 62nd Street, New York, New York  10021.   Each such person
     is a citizen of the United States.

     Name and Address         Present Principal Occupation or Employment

     Ronald O. Perelman       Director and Chairman of the Board

     Donald G. Drapkin        Director and Vice Chairman

     Irwin Engelman           Director, Executive Vice President
                              and Chief Financial Officer

     Howard Gittis            Director and Vice Chairman

     Bruce Slovin             Director and President

     William C. Bevins        Executive Vice President

     Jerry W. Levin           Executive Vice President

     Richard E. Halperin      Executive Vice President and
                              Special Counsel to the Chairman

     Barry F. Schwartz        Executive Vice President and
                              General Counsel


     Exhibit Index

     Exhibit A Stock Purchase Agreement, dated as of December 27, 1996 by and between Andrews Group Incorporated and Marvel Entertainment Group, Inc., including the Proposed Plan of Reorganization appended as Exhibit A thereto and the form of Registration Rights Agreement between Andrews Group Incorporated and Marvel Entertainment Group, Inc. appended as Exhibit B thereto

     Exhibit B Indenture, dated as of April 15, 1993, between Marvel
               Holdings Inc. and The Bank of New York, as successor trustee, relating to Senior Secured Discount Notes Due 1998 and Series B Senior Secured Discount Notes Due 1998. (Incorporated herein by reference to Exhibit 4.3 of the Registration Statement on Form S-1 of Marvel Holdings Inc., File No. 33-62366)

     Exhibit C Indenture, dated as of February 15, 1994, between
               Marvel III Holdings Inc. and The Bank of New York, as successor trustee, relating to 9 1/8% Senior Secured Discount Notes due 1998. (Incorporated herein by reference to Exhibit 4.10 of the Registration Statement on Form S-1 of Marvel III Holdings Inc. and Marvel (Parent) Holdings Inc., File No. 33-77108)

     Exhibit D Indenture, dated as of October 1, 1993, between Marvel
               (Parent) Holdings and The Bank of New York, as successor trustee, relating to Senior Secured Discount Notes Due 1998. (Incorporated herein by reference to Exhibit 4.6 of the Annual Report on Form 10-K of Marvel (Parent) Holdings for the fiscal year ended December 31, 1993)

     Exhibit E Press Release by Andrews Group Incorporated and Toy
               Biz, Inc., dated December 27, 1996